

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 29, 2017

Roberto Held
Chief Financial Officer
Avianca Holdings S.A.
Aquilino de la Guardia Calle No. 8,
IGRA Building P.O., Panama City, Republic of Panama

Re: Avianca Holdings S.A.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed May 1, 2017
File No. 001-36142

Dear Mr. Held:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2016

Presentation of Financial and Other Information

Non-IFRS Financial Measures, page ii

1.   Your measure "Adjusted EBITDAR" excludes aircraft rentals expenses. These expenses appear to be normal, recurring, cash operating expenses necessary to operate your business. Accordingly, this exclusion does not appear to comply with Question 100.01 of staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your computation accordingly.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 133

2.　　We note from page 133 that Synergy owns 78.1% of your common shares and that a majority of the common shares owned by Synergy have been pledged to secure loans from third parties. If these pledges may at a subsequent date result in a change in control of the company, please describe the arrangements pursuant to Item 7.A.4 of Form 20-F. In addition please tell us what consideration you gave to providing risk factor disclosure regarding these pledges of your stock including for example risks of a change in control or a decline in the market value of your securities following any foreclosure, any impact on related party arrangements with Synergy, or any other attendant risks.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 or me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure